UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.   20549
                         ________________________

                               SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)


                      Odyssey Marine Exploration, Inc.
---------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, $0.0001 par value per share
---------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 676118 10 2
---------------------------------------------------------------------------
                               (CUSIP Number)


                             James E. MacDougald
                         1721 Brightwaters Blvd., NE
                        St. Petersburg, Florida 33704
                               (727) 823-9292
---------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                                November 18, 2003
---------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                SCHEDULE 13D
CUSIP No. 676118 10 2                                      Page 2 of 7 Pages
_____________________________________________________________________________

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MacDougald Family Limited Partnership
_____________________________________________________________________________

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                     (b) [ ]
_____________________________________________________________________________

3   SEC USE ONLY

_____________________________________________________________________________

4   SOURCE OF FUNDS

    Not applicable
_____________________________________________________________________________

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):

_____________________________________________________________________________

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MacDougald Family Limited Partnership is organized as a Nevada limited partnership.
_____________________________________________________________________________


  NUMBER OF SHARES             7   SOLE VOTING POWER
    BENEFICIALLY
    OWNED BY EACH
     REPORTING
    PERSON WITH                    7,294,008
                               ______________________________________________

                               8   SHARED VOTING POWER

                               ______________________________________________

                               9   SOLE DISPOSITIVE POWER

                                   7,294,008
                               ______________________________________________

                               10  SHARED DISPOSITIVE POWER

                               ______________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,294,008
_____________________________________________________________________________

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES:

_____________________________________________________________________________

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    21.0%
_____________________________________________________________________________

14  TYPE OF REPORTING PERSON

    PN
_____________________________________________________________________________

                               SCHEDULE 13D
CUSIP No. 676118 10 2                                      Page 3 of 7 Pages

_____________________________________________________________________________

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MacDougald Management, Inc.
_____________________________________________________________________________

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                     (b) [ ]
_____________________________________________________________________________

3   SEC USE ONLY
_____________________________________________________________________________

4   SOURCE OF FUNDS

    Not applicable
_____________________________________________________________________________

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):
_____________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MacDougald Management, Inc. is a Nevada corporation.
_____________________________________________________________________________


  NUMBER OF SHARES             7   SOLE VOTING POWER
   BENEFICIALLY
   OWNED BY EACH
    REPORTING
   PERSON WITH                     7,294,008
                               ______________________________________________

                               8   SHARED VOTING POWER

                               ______________________________________________

                               9   SOLE VOTING POWER

                                   7,294,008
                               ______________________________________________

                               10  SHARED DISPOSITIVE POWER

_____________________________________________________________________________

11  SOLE VOTING POWER

    7,294,008
_____________________________________________________________________________

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES:
_____________________________________________________________________________

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    21.0%
_____________________________________________________________________________

14  TYPE OF REPORTING PERSON

    CO
_____________________________________________________________________________

                                SCHEDULE 13D
CUSIP No. 676118 10 2                                      Page 4 of 7 Pages

_____________________________________________________________________________

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James E. MacDougald
_____________________________________________________________________________

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                     (b) [ ]
_____________________________________________________________________________

3   SEC USE ONLY
_____________________________________________________________________________

4   SOURCE OF FUNDS

    Not applicable
_____________________________________________________________________________

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):

_____________________________________________________________________________

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
_____________________________________________________________________________


  NUMBER OF SHARES             7   SOLE VOTING POWER
    BENEFICIALLY
   OWNED BY EACH
    REPORTING
   PERSON WITH                     7,294,008
                               ______________________________________________

                               8   SHARED VOTING POWER
                               ______________________________________________

                               9   SOLE DISPOSITIVE POWER

                                   7,294,008
                               ______________________________________________

                               10  SHARED DISPOSITIVE POWER

_____________________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,294,008
_____________________________________________________________________________

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES:

_____________________________________________________________________________

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    21.0%
_____________________________________________________________________________

14  TYPE OF REPORTING PERSON

    IN
_____________________________________________________________________________

Item 1.  Security of Issuer

    This Schedule relates to shares of common stock, $0.0001 par value per share ("Common Stock"), of Odyssey Marine Exploration, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 3604 Swann Avenue, Tampa, Florida 33609. (This Amendment No. 2 to the Schedule 13D, together with Amendment No. 1 to the Schedule 13D filed on October 25, 2001 and the Initial Schedule 13D filed on March 9, 2001 are referred to herein, collectively, as the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings previously ascribed to them in the Schedule 13D.


Item 4.  Purpose of Transaction

    This amendment is being filed to report (a) the sale by MFLP of an aggregate of 2,000,000 shares of Common Stock, (b) the gift by MFLP of 300,000 shares of Common Stock to Eckerd College, and (c) the expiration of Warrants to purchase 1,659,000 shares of Common Stock.

    On November 7, 2003 and November 18, 2003, MFLP sold 2,000 and 1,998,000 shares of Common Stock, respectively, pursuant to an effective Registration Statement on Form S-2 and the prospectus included therein. The 2,000 shares were sold in an open market transaction and the 1,998,000 shares were sold in a block trade. MFLP gifted 250,000 and 50,000 shares of Common Stock to Eckerd College on June 28, 2002 and July 24, 2003, respectively. In addition, the following Warrants issued to MFLP on February 28, 2001 have expired:

                     Number of                                Expiration
Warrant No.       Underlying Shares       Exercise Price          Date
-----------       -----------------       --------------      ----------

 020601-1             722,000                 $3.00             2/28/03
 020601-2             120,000                 $2.50             3/31/02
 020601-3             817,000                 $2.00             2/28/03


    With respect to its remaining holdings of Securities, MFLP will continue to monitor its investment in, and ownership of, the Securities and may, as result thereof, determine to sell, transfer, or exchange the Securities to affiliates or third parties through private placements or market sales, acquire additional Securities, warrants, or options, or maintain its ownership position.

    Except as indicated in the Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in:

    (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries;

    (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) any material change in the present capitalization or dividend policy of the Issuer;

    (f) any other material change in the Issuer's business or corporate structure;

    (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j)  any action similar to any of those enumerated above.


Item 5.  Interest in Securities of Issuer

    (a) As of the date of hereof, the Reporting Persons beneficially own an aggregate of 7,294,008 shares of Common Stock (including 230,000 shares of Common Stock which may be acquired upon the exercise of Warrants currently owned), which represents approximately 21.0% of the shares of Common Stock which were outstanding as of September 30, 2003 (as reported by the Issuer in its Quarterly Report on Form 10-QSB filed on October 15, 2003).

    (b) For purposes of Section 13 of the Securities Act of 1933, as amended, MMI may be deemed to control MFLP, and James E.
         MacDougald may be deemed to control MMI and MFLP.   Each of
         the Reporting Persons may thus be considered to beneficially own and to have sole voting and dispositive power with respect to all the Securities beneficially owned by MFLP.

    (c) The sales of the Common Stock by the Reporting Persons within the last 60 days is set forth in Exhibit 9 attached hereto and which is incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 9 Table of Transactions in the Common Stock by Reporting Persons During the 60 Days Preceding this Amendment No. 2 to Schedule 13D.

                                   Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2003               MACDOUGALD FAMILY
                                       LIMITED PARTNERSHIP

                                       By: MacDougald Management, Inc.
                                           its General Partner


                                       /s/ James E. MacDougald
                                       -------------------------------
                                       James E. MacDougald,
                                       President


Dated: November 20, 2003               MACDOUGALD MANAGEMENT, INC.


                                       /s/ James E. MacDougald
                                       -------------------------------
                                       James E. MacDougald,
                                       President


Dated: November 20, 2003               /s/ James E. MacDougald
                                       -------------------------------
                                       James E. MacDougald (Individually)

                              INDEX TO EXHIBITS

 Exhibit
  Number                     Description of Exhibits
 -------                     -----------------------

   9     --     Table of Transactions in the Common Stock by
                Reporting Persons During the 60 Days Preceding this
                Amendment No. 2 to Schedule 13D.